UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

HAPPINESS BIOTECH GROUP LIMITED

(Translation of Registrant's name into English)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On October 29, 2019, Happiness Biotech Group Limited (the “Company”) completed the initial public offering (“Initial Public Offering”) of 2,000,000 ordinary shares at an initial public offering price of $5.50 per share, before underwriting discounts, pursuant to an Underwriting Agreement between the Company and Univest Securities, LLC (the “Representative”), which is the representative of the underwriters listed in Schedule A to the Underwriting Agreement, substantially in the form attached as Exhibit 1.1 to the Company’s Registration Statement on Form F-1 (File No333-23017), as amended (the “Registration Statement”). The Company also granted the Underwriter a 45-day option to purchase an additional 300,000 ordinary shares at the Initial Public Offering price, less underwriting discounts and commissions, and issued a warrant to the Representative to purchase up to 184,000 ordinary shares at $6.60 per share, substantially in the form attached as Exhibit A to the Underwriting Agreement attached as Exhibit 4.1.

A copy of the press release announcing the pricing of the Initial Public Offering is attached hereto as Exhibit 99.1 and is incorporated herein by reference, and a copy of the press release announcing the closing of the Initial Public Offering is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibits.

Exhibit	Description

1.1	Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 7, 2019)
4.1	Form of Warrant
99.1	Press release dated October 24, 2019
99.2	Press release dated October 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

HAPPINESS BIOTECH GROUP LIMITED

By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

Date: October 31, 2019

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